EXHIBIT 5

November 21, 2003

AMC Entertainment Inc
920 Main Street
Kansas City, Missouri 64105

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of AMC Entertainment Inc., a Delaware corporation (the "Company"). In that capacity, I have acted as counsel for the Company in connection with the registration, pursuant to a registration statement on Form S-8 (the "Registration Statement"), of up to 6,500,000 shares of the Company's Common Stock, 66 ⅔¢ par value (the "Shares") of the Company for use in connection with the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (the "Plan"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In connection therewith, I have examined the originals, or certified, conformed or reproduction copies of:

        (i)   resolutions of the Board of Directors;

        (ii)   the Registration Statement;

        (iii)   the Plan;

        (iv)   the Amended and Restated Certificate of Incorporation of the Company; and

        (v)   the Bylaws of the Company.

I have also made such other factual and legal investigations as I have deemed necessary and appropriate in order to render the opinion hereinafter expressed. In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to original documents of all documents submitted to me as certified copies or photocopies. As to any facts material to the opinion set forth below which were not independently established or verified, I have relied upon statements and representations of officers and other representatives of the Company and others.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, I am of the opinion that:

(1) the Plan has been duly adopted by the Company;

(2) upon the exercise of stock options and issuance of shares of Common Stock underlying such stock options, in accordance with the terms of the Plan, and delivery of such shares to the purchasers thereof against payment of the exercise price therefor, the shares will be validly issued, fully paid and nonassessable;

(3) upon the end of the deferral period, in the case of shares issued under deferred stock awards, and the end of the restriction period, in the case of grants of restricted stock, and the satisfaction of performance measures, in the case of shares issued under performance grants, and the issuance of shares of Common Stock underlying such grants, in accordance with the terms of

the Plan, and the delivery of such shares to the grantees thereof upon satisfaction of the conditions to such delivery, such shares will be validly issued, fully paid and nonassessable; and

(4) the provisions of the Plan comply with the requirements of the Employee Retirement Income Security Act of 1974 applicable to such provisions.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references to the undersigned in the Registration Statement and all amendments thereto.

The opinion set forth in this letter is effective as of the date hereof. No expansion of this opinion may be made by implication or otherwise. I express no opinion other than as herein expressly set forth. The opinion expressed herein is solely for your benefit and may not be relied upon in any manner or for any purpose by any other person or entity. It may not be quoted in whole or in part without my prior consent.

Very truly yours,

/s/ Kevin M. Connor
Kevin M. Connor
Senior Vice President, General Counsel and
  Secretary